Ebang International Holdings Inc.

26-27/F, Building 3, Xinbei Qianjiang International Building

Qianjiang Economic and Technological Development Zone

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

VIA EDGAR

March 29, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ernest Greene

Re:	Ebang International Holding Inc. (CIK No. 0001799290)
Registration Statement on Form F-1
File No. 333-254787

Dear Mr. Greene:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Ebang International Holding Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), be accelerated to, and that the Registration Statement become effective at 4:30 pm, Eastern Time, on Wednesday, March 31, 2021, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sullivan & Worcester LLP.

The Company understands that Univest Securities, LLC, acting as the representative of the several placement agents, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

Ebang International Holding Inc.

By:	/s/ Dong Hu
Name:	Dong Hu
Title:	Chairman and Chief Executive Officer

cc: David E. Danovitch, Esq., Sullivan & Worcester LLP